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SEC Mail Processing Section MAR 01 2018 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-69647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Voleo USA, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240-1140 West Pender Street
(No. and Street)

Vancouver (City), British Columbia (State) V6E4G1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron (516) 287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue-Ste 1430 (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Thomas Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Voleo USA, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

OLEN AASEN
Barrister & Solicitor
King & Bay West Management Corp.
Suite 1240, 1140 West Pender St.
Vancouver, BC V6E 4G1
(604) 681-8030

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Voleo USA, Inc.
Vancouver, British Colombia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Voleo USA, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2016.

New York, New York
February 26, 2018

VOLEO USA, INC.
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	4,481
Deposit with clearing broker		35,000
Due from clearing broker		602
Prepaid expenses		17,071
Total assets	$	57,154
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	18,894
Commitments and contingencies		
Stockholder's Equity		
Common stock (5,000 shares $.01 par value authorized, 1,843 shares issued)		18
Additional paid-in capital		242,651
Accunulated deficit		(204,409)
Total		38,260
Total liabilities and stockholder's equity	$	57,154

See notes to statement of financial condition.

1. Organization

Voleo USA, Inc. (the "Company"), a Delaware corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Its sole shareholder is Voleo, Inc. (the "Parent"), a Canadian corporation.

The Company utilizes a sophisticated group trading platform that enables users to combine their assets and knowledge to invest together with people they know and trust. Directly from their mobile phones, tablets or computers, users are able to propose, discuss and vote on trades in publicly listed stocks and ETFs, wherever and whenever they want, with the majority effecting trades automatically. Users may benefit both from splitting the cost of a single trade and the collective intelligence of their teams. Adding a competitive element to a collaborative platform, each person's decisions are tracked and hypothetical positions managed so they can demonstrate what would have resulted had their proposed trades been executed. The transparency builds a community where top performers can be followed, and the best ideas validated with peers.

2. Summary of Significant Accounting Policies

Going Concern
The Company has not yet generated any significant revenue as it only transacted a small number of customer trades late in 2017 as a proof of concept with respect to its automated processes. The Company's expectations are that its revenues will grow substantially in 2018 and its Parent both continues to support the Company's endeavors and maintains sufficient financial resources to continue that support.

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this

method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that the Company determines that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

3. Clearing Broker

The Company introduces its customers on a fully-disclosed basis to Apex Clearing Corporation. Under its clearing agreement, the Company must maintain a clearing deposit of at least $35,000.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, 15c3-1, (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15th of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $21,189, which exceeded the required minimum net capital of $5,000 by $16,189. Aggregate indebtedness at December 31, 2017 totaled $18,894. The ratio of aggregate indebtedness to net capital was 0.89 to 1.

5. Related Party Transactions

The Company and its Parent maintain an Administrative Services Agreement (the "Agreement") in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company reimburses the Parent for such disbursements. Under the Agreement, the Parent may forgive reimbursement with such foregiveness representing additional capital contribution by the Parent.

6. Income Taxes

For federal income tax purposes, the Company has net operating loss carryforwards of approximately $204,000 which may be carried forward to reduce federal taxable income.

Accordingly, the Company has a deferred tax asset of approximately $63,000, the utilization of which cannot be considered more likely than not resulting in the Company taking a full valuation allowance on this amount.

7. Subsequent Events

Subsequent events were evaluated through February 26, 2018 which is the date the financial statements were available to be issued.